                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*


                              EXCO RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    269279204
                      -------------------------------------
                                 (CUSIP Number)


                                  KENNETH LIANG
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                         OAKTREE CAPITAL MANAGEMENT, LLC
                       333 SOUTH GRAND AVENUE, 28TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 830-6300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------               --------------------------------
CUSIP NO.  269279204                           PAGE  2   OF  8    PAGES
          -----------                               ----    -----
--------------------------------               --------------------------------

============== ================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)/_/
                                                                         (b)/X/
-------------- ----------------------------------------------------------------
      3        SEC USE ONLY
-------------- ----------------------------------------------------------------
      4        SOURCE OF FUNDS*
               Not applicable.
-------------- ----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               California
------------------- ------- ---------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES                800,000
   BENEFICIALLY     ------- ---------------------------------------------------
     OWNED BY         8     SHARED VOTING POWER
       EACH                 -0-
    REPORTING       ------- ---------------------------------------------------
   PERSON WITH        9     SOLE DISPOSITIVE POWER
                            800,000
                    ------- ---------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            -0-
-------------- ----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               800,000
-------------- ----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
-------------- ----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.69%
-------------- ----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IA, OO
-------------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------               --------------------------------
CUSIP NO.  269279204                           PAGE  3   OF  8    PAGES
          -----------                               ----    -----
--------------------------------               --------------------------------

============== ================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               OCM Principal Opportunities Fund, L.P.
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)/_/
                                                                         (b)/X/
-------------- ----------------------------------------------------------------
      3        SEC USE ONLY
-------------- ----------------------------------------------------------------
      4        SOURCE OF FUNDS*
               WC
-------------- ----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------- ------- ---------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES                800,000
   BENEFICIALLY     ------- ---------------------------------------------------
     OWNED BY         8     SHARED VOTING POWER
       EACH                 -0-
    REPORTING       ------- ---------------------------------------------------
   PERSON WITH        9     SOLE DISPOSITIVE POWER
                            800,000
                    ------- ---------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            -0-
-------------- ----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               800,000
-------------- ----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
-------------- ----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.69%
-------------- ----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
-------------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 8 PAGES

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.02 per share ("Common Stock"), of EXCO Resources, Inc., a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of :

         (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Fund (as defined below); and

         (2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Fund").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Principal Fund is a limited partnership which generally invests in entities in which there is a potential for the Principal Fund to exercise significant influence over such entities. Based on Oaktree's relationship with the Principal Fund, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Principal Fund.

(a)-(c) & (f)

Oaktree is the general partner of the Principal Fund. The address of the principal business and principal office for Oaktree, the Principal Fund and the portfolio manager is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Principal Fund are listed below. The principal business address for each member and executive officer of Oaktree and the Principal Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

EXECUTIVE OFFICERS & MEMBERS
----------------------------
Howard S. Marks                     Chairman and Principal
Bruce A. Karsh                      President and Principal
Sheldon M. Stone                    Principal
David Richard Masson                Principal
Larry W. Keele                      Principal
Stephen A. Kaplan                   Principal
Russel S. Bernard                   Principal
David Kirchheimer                   Managing Director and Chief Financial and
                                    Administrative Officer
Kenneth Liang                       Managing Director and General Counsel

                                                               PAGE 5 OF 8 PAGES

PORTFOLIO MANAGER
Stephen A. Kaplan                   Principal

(d)-(e)

During the last five years, neither Oaktree, the Principal Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Fund currently holds 800,000 shares of the Issuer's Common Stock as of the date hereof. The Principal Fund used $6,000,000 of funds obtained from its working capital for the acquisition of 1,000,000 shares of the Issuer's Common Stock in August 1998.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes and for the purposes described below.

On July 16, 1998, the Principal Fund and the Issuer entered into a letter agreement (the "Letter Agreement"), pursuant to which the Principal Fund made a standby commitment, subject to certain conditions, to exercise rights to purchase up to 1,000,000 shares of authorized but unissued Common Stock, at an exercise price of $6.00 per share (the "Rights"). Pursuant to the Letter Agreement, the Issuer also agreed to increase the number of directors on the Board of Directors of the Issuer so that the Principal Fund may designate one additional director (reasonably acceptable to the Issuer) to serve on the Board. The Principal Fund would retain the right to nominate such a designee so long as the Principal Fund's ownership equals or exceeds 10% of the outstanding Common Stock that has been distributed by the Issuer to its shareholders. On August 13, 1998, pursuant to the Letter Agreement, as amended, the Principal Fund exercised the Rights and purchased from the Issuer 1,000,000 shares of the Issuer's Common Stock, at a purchase price of $6.00 per share.

Oaktree, as the general partner of the Principal Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the Principal Fund or by other accounts and funds of which Oaktree is the general partner and/or investment manager. The investment strategy of the Principal Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by

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                                                               PAGE 6 OF 8 PAGES

Oaktree and the Principal Fund may be sold at any time. Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Principal Fund owns and has sole power to vote and dispose of 800,000 shares of the Issuer's Common Stock (approximately 11.69% of the outstanding shares of the Issuer's Common Stock based on 6,842,750 shares of Common Stock outstanding).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Fund, may be deemed to beneficially own 800,000 shares of the Issuer's Common Stock (approximately 11.69% of the outstanding shares of the Issuer's Common Stock based on 6,842,750 shares of Common Stock outstanding) held by the Principal Fund.

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Fund pursuant to its status as general partner of the Principal Fund, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 800,000 shares of the Issuer's Common Stock.

(c) On December 22, 2000, the Principal Fund sold 10,000 shares of Common Stock at $15.625 per share in the open market. On January 10, 2001, the Principal Fund sold 70,000 shares of Common Stock at $15.725 per share in the open market. On January 11, 2001, the Principal Fund sold 25,000 shares of Common Stock at $15.925 per share in the open market. On January 12, 2001, the Principal Fund sold 57,500 shares of Common Stock at $15.875 per share in the open market. On January 12, 2001, the Principal Fund sold 5,000 shares of Common Stock at $16.00 per share in the open market. On January 12, 2001, the Principal Fund sold 2,500 shares of Common Stock at $16.25 per share in the open market. On January 16, 2001, the Principal Fund sold 22,500 shares of Common Stock at $16.50 per share in the open market. On January 17, 2001, the Principal Fund sold 5,000 shares of Common Stock at $16.875 per share in the open market. On January 17, 2001, the Principal Fund sold 2,500 shares of Common Stock at $16.625 in the open market.

Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement. Other than the transactions described above, neither the Principal Fund nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days from the date hereof.

                                                               PAGE 7 OF 8 PAGES

(d)      None

(e)      Not applicable



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Principal Fund, receives a management fee for managing the assets of the Principal Fund and has a carried interest in the Principal Fund.

Pursuant to a certain letter agreement, dated as of August 12, 1998, by and between the Issuer and the Principal Fund, the Issuer agreed to provide certain rights of access in connection with the Principal Fund's investment in securities of the Issuer. Such letter agreement was previously filed as
Exhibit 3 to the reporting persons' Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission on August 21, 1998.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Principal Fund.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed as Exhibits to the Schedule 13D:

Exhibit 1- Letter Agreement dated as of July 16, 1998, by and between the Issuer and the Principal Fund. *

Exhibit 2- Amendment to Letter Agreement, dated as of July 16, 1998, by and between the Issuer and the Principal Fund. *

Exhibit 3- Letter Agreement, dated as of August 12, 1998, by and between the Issuer and the Principal Fund. *

Exhibit 4- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


================================================================================

* Previously filed as an exhibit to the reporting persons' Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission on August 21, 1998.

                                                               PAGE 8 OF 8 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 18, 2001.

OAKTREE CAPITAL MANAGEMENT, LLC


By:  /s/ KENNETH LIANG
    -------------------------------------------------------------
    Kenneth Liang
    Managing Director and General Counsel




OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:  /s/ KENNETH LIANG
    -------------------------------------------------------------
    Kenneth Liang
    Managing Director and General Counsel